JAMES TULIN

Jim2@oxfordhounds.com

President and Chief Operating Officer
Oxford Hounds Inc
President & COO
November 2019-Present

On Q Financial
July 2017-Present
Branch Manager
Scottsdale, Arizona

Nova Home Loans
Senior Loan Officer
November 2008-July 2017
Scottsdale, Arizona

Education
Arizona State University
1997-2001
Bachelor's degree – Business Administration